September 21, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Purcell and Karina Dorin
Office of Energy & Transportation

RE:	Ferroglobe PLC Form 20-F for the Fiscal Year Ended December 31, 2022 Response Dated September 21, 2023 File No. 001-37668

Ladies and Gentlemen:

Ferroglobe PLC (the “Company” or “Ferroglobe”) hereby submits via EDGAR the Company’s responses to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated August 24, 2023.

We have set forth below each of your comments followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. We note that you provided more expansive disclosure in your 2021 Global ESG report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Global ESG report.

Response:

We respectfully advise the Staff that the disclosures provided in our 2021 Global ESG Report (the “ESG Report”), on the one hand, and in our SEC filings, on the other hand, have been guided by a variety of considerations, including the varying purposes of the documents, differing legal requirements, and investor and stakeholder expectations regarding such disclosures.

We prepare the disclosure in our SEC filings, including with respect to climate-related matters, with reference to (i) applicable forms, including Form 20-F and Form 6-K and the rules and regulations referenced therein, (ii) Rule 12b-20 of the Securities Exchange Act of 1934, as amended, providing that, in addition to the disclosures expressly required to be included in Commission filings, registrants shall disclose such further material information, if any, as may be necessary to make the required disclosures not misleading, and (iii) the Commission’s guidance, including the Commission’s 2010 Guidance Regarding Disclosure Related to Climate Change (Rel No. 33-9106, Feb 2. 2010). As such, in our SEC filings, Ferroglobe provides disclosures regarding particular events, transactions, trends, uncertainties, impacts, and other matters required under applicable federal securities laws and regulations and applicable standards of materiality. We believe that our SEC filings adequately and appropriately inform investors as to material information about our business, strategy, and financial results, including climate-related information.

In contrast, the ESG Report is intended to address a broad number of topics we believe may be of interest to a wide range of stakeholders, based in part on our regular engagement with such constituencies. This includes not only our investors but also our employees, customers, suppliers, and the communities in which we operate. The disclosures in our ESG Report are not limited to, and go beyond, the SEC’s disclosure requirements and disclosures required by U.S. federal securities laws and, thus, may be more expansive than or otherwise vary from those provided in our SEC filings. While we believe our performance and activities with respect to climate-related or other ESG matters are of interest to our stakeholders and have voluntarily disclosed such matters, we do not consider all such matters to be material to our business, financial condition, or results of operations.

Finally, we acknowledge our obligation to continuously review these matters as part of our ongoing disclosure controls and procedures and disclose climate-related matters in our SEC filings to the extent disclosure is required pursuant to applicable SEC rules and regulations.

Key Information, page 5

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

●	decreased demand for goods or products that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
●	increased demand for goods that result in lower emissions than competing products;
●	increased competition to develop innovative new products that result in lower emissions;
●	increased demand for generation and transmission of energy from alternative energy sources; and
●	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response:

Ferroglobe regularly considers the indirect consequences of climate-related regulation and relevant market and industry trends and to date has determined that those consequences have not been material to the Company. These considerations include a potential decrease in demand for products that produce significant greenhouse gas emissions or are related to carbon-based energy sources, a potential increase in demand for lower-emissions products, a potential increase in competition to develop lower-emissions products, a potential increase in demand for generation and transmission of energy from alternative energy sources, and any potential reputational risks resulting from operations or products that produce material greenhouse gas emissions.

The Company’s management regularly reviews business activities and performance metrics to determine if a trend is material for purposes of our Form 20-F disclosures. Our management also reviews historical and current total sales data for our products and solutions, customer orders, and the outcome of market research reviews to determine product demand trends that may be connected to climate-related matters. We considered financial, operational, and other market information known to management in determining whether any of these trends had a material direct or indirect impact on our business, financial condition, or results of operations, and we have not yet identified or experienced any indirect consequences of climate-regulated regulation or business trends that have had or may have a material impact on our business, financial condition, or results of operations, that have not already been disclosed in our SEC filings.

The Company recognizes that climate change will likely influence our strategy in various ways, and we aim to meet the expectations of our stakeholders that are beginning to demand products with a lower carbon footprint. We also understand the urgency to address the impact of climate change. While the Company is actively developing its carbon reduction targets and initiatives as part of its ESG planning, such plans have not yet been finalized or approved. Once such targets and initiatives have been approved, Ferroglobe expects to disclose them in its future SEC filings.

Moreover, the Company will continue to monitor indirect consequences of climate-related regulation or business trends, and if they have or are considered reasonably likely to have a material effect on its business, financial condition, or results of operations, Ferroglobe will include this information in future SEC filings as appropriate.

Set forth below is Ferroglobe’s response to each of the individual items referenced in the Staff’s Comment number 2:

●	decreased demand for goods or products that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

Ferroglobe provides critical materials for various industries, and we believe all producers of the materials we sell are operating with similar technology of submerged arc furnaces, carbon reductants and therefore have similar emissions rates. Although Ferroglobe is taking active steps to reduce its emissions, such as the substitution of biocarbon instead of coal as a carbon reductant, we do not anticipate a significant change in the industry’s technology for production of our products in the foreseeable future.

Ferroglobe respectfully advises the Staff that, as disclosed on page 39 of its 2022 Form 20-F, where discussing our various research and development achievements aimed primarily at green transition industries, Ferroglobe believes that the transition toward reduced emissions may present an opportunity for the Company, rather than presenting a material risk because we believe that we may be able to supply materials for new products, potentially increasing market opportunity. For example, Ferroglobe sells across the spectrum of the automotive industry, both for vehicles with internal combustion and for electric vehicles. With electric vehicles, not only does the Company have its traditional market in the automotive value chain, but the Company is also actively exploring emerging opportunities in battery technology including use of high purity silicon anodes.

●	increased demand for goods that result in lower emissions than competing products;

As explained in the Company’s response to the prior bullet, Ferroglobe believes that, as exemplified by the electric vehicle market, increased demand for goods that result in lower emissions creates opportunities for the Company, rather than presenting a material risk.

●	increased competition to develop innovative new products that result in lower emissions;

As explained in the Company’s response to the first bullet, above, Ferroglobe does not expect increased competition to develop our products, or any substitute therefor, with significantly lower emissions given that we do not anticipate a significant change in industry technology for production of our products in the foreseeable future. Moreover, Ferroglobe sees the development of innovative new products that result in lower emissions as an opportunity for the Company because, as noted above, it may present additional market opportunities to supply materials for new products.

●	increased demand for generation and transmission of energy from alternative energy sources; and

Ferroglobe respectfully advises the Staff that, as disclosed in the risk factor beginning on page 7 of its 2022 Form 20-F, energy cost is a material factor affecting the Company’s business, financial condition and results of operations. This risk factor references both energy policy and climate conditions among the factors that could materially affect the price of electricity supplied to its plants. Nonetheless, in future filings Ferroglobe commits to expand this risk factor to explicitly reference the potential for increased demand for generation and transmission of energy from alternative energy sources and the potential that any such increased demand for generation and transmission of energy from alternative sources could increase our cost of production.

Moreover, Ferroglobe views potential increased production of energy from alternative energy sources to be an opportunity for the Company. With increased reliance on alternative energy sources comes a decrease in the reliability of the energy grid. As an intensive energy consumer, Ferroglobe has extensive experience with providing reliability services to its local electricity grids, including through interruptibility arrangements, load shaving and off-peak consumption. See, for example, the first risk factor beginning on page 8 of our 2022 Form 20-F, as well as the discussion under the subheading “Item 4. Information on the Company—Raw Materials, Logistics and Power Supply—Power” on pages 48-49 of the Form 20-F. Changes in the energy market that decrease the grid’s reliability are expected to increase the demand for such services provided by the Company to its local electricity providers. In addition, given that we supply silicon metal to manufacturers of photovoltaic products, increased demand for generation and transmission of energy from solar energy tends to increase demand for our silicon metal products.

●	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions

As discussed above, Ferroglobe provides critical materials for various industries, and we believe all producers of the materials we sell are operating with similar technology of submerged arc furnaces, carbon reductants and therefore have similar emissions rates. Ferroglobe does not anticipate a significant change in the industry’s technology for production of our products in the foreseeable future. Indeed, Ferroglobe believes that the transition toward reduced emissions presents an opportunity because we may be able to supply essential materials for new products.

Moreover, Ferroglobe respectfully advises the Staff that, as disclosed in the risk factor beginning on page 10 of its 2022 Form 20-F, environmental, health and safety laws may have a material effect on the Company. The Company explained in this risk factor that such regulations, including those related to “greenhouse gas emissions”, could “adversely effect our reputation, business, results of operations and financial condition.” In addition, on the following page the Company disclosed that it had begun work assessing climate change risks and opportunities and their related financial impact across the Company’s operations, following recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

3. If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

●	severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
●	quantification of material weather-related damages to your property or operations;
●	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
●	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 20-F and explain whether changes are expected in future periods.

Response:

Ferroglobe monitors and will disclose to the extent applicable in its SEC filings, material developments to its business, financial condition or results of operations resulting from climate change, including the physical effects of climate change.

The Company has not identified or experienced any material physical effects of climate change on its operations or results, including as a result of severe weather, weather-related damages to our property or operations, indirect weather-related impacts affecting major customers or suppliers, or material weather-related impacts on the cost or availability of insurance.

The Company acknowledges that there is always the potential for natural disasters and extreme weather conditions to occur as a result of global climate change or otherwise, and for the costs associated with such events to be material to Ferroglobe or to its operations or results. However, to date, weather-related conditions have not been material or reasonably likely to result in a material impact on our operations and results, our relationships and arrangements with our major customers and suppliers or the cost or availability of insurance.

The Company has experienced non-material direct impacts as a result of weather-related incidents in recent years. For example, heavy rains in Colombia occasionally create issues with transporting coal, an important raw material for our production. Flooding in South Africa and the United States have occasionally delayed transportation of raw materials or finished goods. Similarly, snow events have temporarily delayed transportation. Heat wave incidents have required the

Company to adapt working conditions and operating hours. In none of the periods for which financial statements are presented in the Company’s 2022 Form 20-F were the effects of any of these events material to the Company’s business, operations or financial results. None of these incidents led to changes in transportation methods or other direct costs. Because these events have been short-term and no operational contingency plans needed to be employed, the effects of the incidents have not been tracked or analyzed by the Company, and we are unable to separately quantify any related costs.

The Company has also experienced non-material indirect impacts as a result of weather-related incidents in recent years. For example, low water levels on the Rhine River in the past increased European coal prices, but had no impact on the Company’s deliveries. Low water levels on the Rhone River reduced the cooling operation of nuclear reactors in France, increasing energy costs. Similarly, occasional low water levels have reduced production of hydroelectric dams, increasing energy costs in affected energy markets. Like with the direct impact events, each of these has been short lived, and the Company has not been required to employ operational contingency plans. In none of the periods for which financial statements are presented in the Company’s 2022 Form 20-F were the effects of any of these events material to the Company’s business, financial condition or results of operations. As a result, the effects of such incidents have not been tracked or analyzed by the Company, and we are unable to separately quantify any related costs.

With respect to impacts on the cost or availability of insurance, Ferroglobe respectfully advises the Staff that as disclosed in the first risk factor beginning on page 19 of its 2022 Form 20-F, insurance costs and availability may be impacted by, inter alia, circumstances in the global insurance market. In future filings, the Company commits to expand this risk factor to explicitly reference climate change and weather-related incidents and the potential for climate change and weather-related incidents to affect the company’s cost and availability of insurance.

To date, climate change and weather-related incidents have not had a material impact on the cost or availability of our insurance. Changes in premiums over the last several years have not been material, and our property insurance underwriting rates, i.e., the difference between our insurer’s earned premiums and expenses and claims, has consistently remained between 1.4 and 1.5.

The Company will continue to monitor and evaluate the potential risks and impacts from climate change on its operations and results and will consider further expanding our disclosure of risks related to climate change in future filings to the extent disclosure is required pursuant to applicable SEC rules and regulations.

4. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 20-F and for any future periods.

Response:

Ferroglobe advises that, except as previously disclosed, purchases or sales of carbon credits or offsets have not been material and have not materially affected the Company’s business, financial condition or results of operations.

Ferroglobe respectfully advises the Staff that it disclosed purchases of carbon credits in its 2022 Form 20-F on page F-42 in Note 8 (Other intangible assets). In this note, the Company disclosed relevant purchases of $25.0 million in 2022 and $44.1 million in 2021. Because the financial statement note refers to a balance sheet item, purchases in 2020 were not included; however, the 2021 Form 20-F on page F-44 and in the same financial statement Note 8 (Other intangible assets) disclosed sales of carbon credits of $34.2 million during 2020. Other than these material sales and purchases that were disclosed in the Company’s SEC filings, in 2022 Ferroglobe entered into a short-term agreement with a third party to sell and repurchase approximately 100,000 European Union carbon credits which resulted in a negative impact of $0.17 million. This arrangement was not material to the Company’s business, financial condition or results of operations.

With respect to future periods, the Company does not currently anticipate needing to purchase carbon credits in 2023. Needs for 2024 and future years will depend on the production forecast, which has not yet been finalized or approved for any year beyond 2023.

The Company advises that it will continue to monitor its carbon credit and/or offset activity and will revise disclosures accordingly in future filings if such activity has a material impact on our business, financial condition or results of operations.

If you require additional information, please contact me at (+44) 7776 809560 or Thomas Wiesner, Chief Legal Officer, at (+34) 672 100 748.

Sincerely,

/s/ Beatriz García-Cos Muntañola
Beatriz García-Cos Muntañola
Chief Financial Officer